UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)

CONVIO, INC.

(Name of Subject Company (Issuer))

CARIBOU ACQUISITION CORPORATION

a wholly owned subsidiary of

BLACKBAUD, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21257W105

(CUSIP Number of Class of Securities)

Marc Chardon Blackbaud, Inc. 2000 Daniel Island Drive Charleston, South Carolina 29492 (843) 216-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Donald R. Reynolds, Esq. S. Halle Vakani, Esq. Wyrick Robbins Yates & Ponton LLP 4101 Lake Boone Trail, Suite 300 Raleigh, North Carolina 27607 Telephone: (919) 781-4000 Facsimile: (919) 781-4865

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$309,900,576	$35,515

*	Estimated for purposes of calculating the filing fee only. Determined by multiplying the offer price of $16.00 per share by the sum of (x) the 19,189,882 shares of common stock, par value $0.001 per share (the “Shares”), of Convio, Inc. issued and outstanding as of May 2, 2012, and (y) the 178,904 Shares that were issuable on or prior to the expiration of this tender offer upon the exercise of all options and other rights to purchase Shares that were outstanding and exercisable as of May 2, 2012 and have a per share exercise price of $16.00 or less.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $37,838	Filing Party: Blackbaud, Inc.
Form or Registration No.: Schedule TO	Date Filed: April 27, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates.

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 13 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on January 25, 2012 by Blackbaud, Inc., a Delaware corporation (“Parent”), and Caribou Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent, and relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Convio, Inc., a Delaware corporation (the “Company”), at a price of $16.00 per Share, net to the seller in cash, without interest thereon (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal, (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

The information set forth in the Offer, including all schedules thereto, is expressly incorporated herein by reference with respect to all of the items of this Schedule TO, except as otherwise set forth below.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 2.	Subject Company Information

Item 2(b) of the Schedule TO is hereby amended and supplemented by deleting the second sentence thereto and replacing it with the following:

“As of May 2, 2012, there were 19,189,882 Shares issued and outstanding.”

Items 4, 5, 6, 8, 9 and 11.

Items 4, 5, 6, 8, 9 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

“On Thursday, May 3, 2012, following the expiration of the offering period at 12:00 midnight, New York City time, on Wednesday, May 2, 2012, Purchaser completed the Offer. The Depositary indicated that, as of May 2, 2012, a total of 17,250,289 Shares were validly tendered, delivered and not withdrawn in the Offer. Those Shares represent approximately 89.9% of the Shares outstanding as of the expiration of the Offer. As of that time, approximately 1,125,600 additional Shares, or another 5.9%, were tendered pursuant to guaranteed delivery procedures and are subject to delivery of the Shares within three trading days after the date of the guarantee.

The number of Shares validly tendered pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been met, Purchaser accepted for payment, and promptly made payment to the Depositary for, all validly tendered Shares that had not been withdrawn.

Purchaser expects to effect, without a vote or meeting of the Company stockholders, a “short-form” merger under Delaware law as soon as practicable to complete the acquisition of the Company. In order to accomplish this, Purchaser exercised and, if necessary, will close on the top-up option granted to it under the Merger Agreement that permits it to purchase a limited number of Shares directly from the Company for $16.00 per share. Following the Effective Time, the Company will become a wholly owned subsidiary of Parent. In the merger, each of the remaining Shares (other than any Shares held by Caribou Acquisition Corporation or shares in respect of which appraisal rights are validly exercised under Delaware law) will be converted into the right to receive the same $16.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, that was paid in the Offer. Following the merger, the Company’s common stock will cease to be traded on the Nasdaq Global Select Market.”

Item 12.	Material to be Filed as Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

“(a)(2)(Y)	Current Report on Form 8-K regarding the completion of the Offer, filed by Parent on May 3, 2012.

(a)(2)(Z)	Press release issued by Parent on May 3, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent on May 3, 2012).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2012

CARIBOU ACQUISITION CORPORATION

By:	/s/ Anthony W. Boor
Name:	Anthony W. Boor
Title:	Chief Financial Officer and Treasurer

BLACKBAUD, INC.

By:	/s/ Anthony W. Boor
Name:	Anthony W. Boor
Title:	Senior Vice President and Chief Financial Officer